Exhibit 12.1

LEXINGTON REALTY TRUST
and Consolidated Subsidiaries
For the years ended December 31,
($000's)
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

Earnings:	2011	2010	2009	2008	2007
Loss before benefit (provision) for income taxes, noncontrolling interest, equity in earnings (losses) of non-consolidated entities, gains on sale-affiliates and discontinued operations	$(54,320)	$(27,032)	$(5,985)	$(1,381)	$(49,910)
Interest expense	103,721	112,361	116,644	136,413	143,397
Amortization expense - debt cost	3,749	5,237	4,516	4,020	3,988
Cash received from joint ventures	11,689	4,590	20,948	28,052	17,388
Total	$64,839	$95,156	$136,123	$167,104	$114,863

Fixed charges and Preferred Dividends:
Interest expense	$103,721	$112,361	$116,644	$136,413	$143,397
Amortization expense - debt cost	3,749	5,237	4,516	4,020	3,988
Capitalized interest expense	1,792	791	778	350	277
Preferred stock dividends	24,507	24,872	25,281	26,915	26,733
Total	$133,769	$143,261	$147,219	$167,698	$174,395

Ratio	N/A	N/A	N/A	N/A	N/A

N/A - Ratio is less than 1.0, deficit of $68,930, $48,105, $11,096, $594 and $59,532 exists at December 31, 2011, 2010, 2009, 2008 and 2007, respectively.